Exhibit 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2011

Hong Kong — December 12, 2011 — Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2011.

The Company’s revenues for the six months ended June 30, 2011 were approximately US$9,554,000, a 7.8% decrease as compared to approximately US$10,363,000 for the six months ended June 30, 2010. The net income for the six months ended June 30, 2011 was approximately US$12,000, as compared to the net loss of approximately US$451,000 for the six months ended June 30, 2010.

Revenues from engineering business increased by approximately US$1,330,000, but were not enough to offset the further drop of revenues from trading business of US$2,139,000.

The Company’s operating result changed from the net loss for the six months ended June 30, 2010 to the net income for the six months ended June 30, 2011. This was principally due to the reduction of selling and administrative expenses of approximately US$428,000 which included the reduction of operating expenses of approximately US$100,000 as a result of streamlining operation and gain on the disposal of a property of approximately US$328,000.

The company is positive about the increase of wastewater treatment business outside China in coming months, as many International Engineering Companies prefer to source wastewater treatment equipment and engineering services in China for their projects in other countries.

The company is also positive about the progress of the development of its Ballast Water Treatment System (“BWTS”) for the worldwide maritime industry. The BWTS is now under vigorous testing to prepare for the land and sea certification tests in America in March 2012.

Ballast water treatment is an imminent requirement by The International Maritime Organization (“IMO”) to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going ships when their ballast water tanks are emptied or refilled. The market potential for retrofits and new installations in these old and new ocean-going ships is enormous.

Since mid 2010, the company has been investing a lot of its resources and has recently taken part in two International conferences In Singapore and Turkey for the Ballast Water Treatment System. The company is upbeat about the potential Ballast Water Treatment business that will generate steady revenues and incomes based on orders from retrofits and new installations from ships in future.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2010.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2011	As of December 31, 2010
	(Unaudited) US$’000	(Audited) US$’000

Assets

Current assets:
Cash and cash equivalents	6,549	6,130
Restricted cash	646	809
Accounts receivable, net	3,287	3,674
Prepayments and other current assets	1,106	1,623
Inventories	1,257	1,320
Total current assets	12,845	13,556

Property, plant and equipment, net	1,151	1,352

Investments in affiliates	8,924	8,976

Goodwill	1,060	1,060

Deferred tax assets	279	269

Total assets	24,259	25,213

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	2,686	3,146
Other payables and accrued expenses	3,134	3,359
Taxation payable	426	607
Total current liabilities	6,246	7,112

Commitments and contingencies	—	—
Shareholders’ equity:
Ordinary share, par value US$0.01 each, 20,000,000 (As of December 31, 2010: 20,000,000) shares authorized; 12,262,956 (As of December 31, 2010: 12,262,956) shares issued and outstanding	123	123
Additional paid-in capital	9,535	9,533
Treasury stock, 777,436 (As of December 31, 2010: 741,466) shares at cost	(679)	(639)
PRC statutory reserve	275	275
Accumulated other comprehensive income	669	605
Retained earnings	5,861	5,849
Equity attributable to owners of Euro Tech	15,784	15,746
Non-controlling interest	2,229	2,355
Total shareholders’ equity	18,013	18,101

Total liabilities and shareholders’ equity	24,259	25,213

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

	2011		2010
	(Unaudited) US$’000		(Unaudited) US$’000

Revenue
Trading and manufacturing	5,601		7,740
Engineering	3,953		2,623
Total revenue	9,554		10,363

Cost of revenue
Trading and manufacturing	(4,302)		(6,126)
Engineering	(2,874)		(1,618)
Total cost of revenue	(7,176)		(7,744)
Gross profit	2,378		2,619

Selling and administrative expenses	(2,794)		(3,222)
Operating loss	(416)		(603)
Interest income	28		20
Other income, net	55		(10)
Loss before income taxes and equity in profit of affiliates	(333)		(593)

Income taxes	7		(23)
Equity in profit of affiliates	166		221
Net loss	(160)		(395)
Less: net loss/(income) attributable to non-controlling interest	172		(56)
Net income/(loss) attributable to the Company	12		(451)

Net income/(loss) per ordinary share
- Basic	US$	0.001	US$	(0.039)

- Diluted	US$	0.001	US$	(0.038)
Weighted average number of ordinary shares outstanding
- Basic	11,513,160		11,549,352

- Diluted	11,638,186		11,857,639

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel: 852-2814-0311
Fax: 852-2873-4887
Website: http://www.euro-tech.com